CENTERS FOR AGE CONTROL INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021

(Unaudited)

CENTERS FOR AGE CONTROL INC.

Balance Sheet

As Of December 31, 2021

Assets	
Current Assets	
Cash	18,218.98
Accounts Receivable	3,250.00
Total Current Assets	21,468.98
Other Assets	
Intellectual Property	7,420.00
Software Development	153,063.72
Total Other Assets	160,483.72
Fixed Assets	
Furniture and Equipment	2,231.40
Total Fixed Assets	2,231.40
TOTAL ASSETS	184,184.10
Liabilities & Equities	
Liabilities	
Current Liabilities	
Credit Card	3,487.58
Partner Contributions	86,818.68
Other Liabilities	
Loan	74,700.00
Total Liabilities	165,006.26
Equities	
Current Year Earnings	5,872.26
Retained Earnings	13,305.58
Total Equities	19,177.84
TOTAL LIABILITIES & EQUITIES	184,184.10

CENTERS FOR AGE CONTROL INC.

Income Statement As Of December 31, 2021

Operating Income	
Commission Income	324.57
Sales	70.688.44
Shipping Charge	1,861.40
Total Operating Income	72,874.41
Cost of Goods Sold	37,759.18
Gross Profit	**35,115.23**

Operating Expense	
Accounting	124.95
Advertising And Marketing	14,309.95
Bank Fees and Charges	436.19
Interest	2,988.82
IT and Internet Expenses	1,744.34
Legal Expense	121.95
Memberships	500.00
Postage	2.83
Rent Expense	225.00
Software	296.13
Square Fees	1,261.38
Telephone Expense	680.80
Travel Expense	6,550.63
Total Operating Expense	29,242.97
Net Profit/Loss	**5,872.26**

CENTERS FOR AGE CONTROL INC.

Cash Flow Statement

As Of December 31, 2021

	2021
Beginning Cash Balance	32.88
Cash Flow from Operating Activities	
Net Income	5,872.26
Accounts Receivable	-3,250.00
Business Credit Card	-1,396.73
Loan	74,700.00
Partner Contributions	-33,024.81
Net cash provided by Operating Activities	42,900.72
Cash Flow from Investing Activities	
Software Development	-24,714.62
Net cash provided by Investing Activities	-24,714.62
Cash Flow from Financing Activities	0.00
Net Change in cash	**18,186.10**
Ending Cash Balance	**18,218.98**

CENTERS FOR AGE CONTROL INC.

Equity Statement

Centers for Age Control Inc. was incorporated with 25 million authorized shares. No classes of shares have yet been designated, and no shares have yet been issued.

CENTERS FOR AGE CONTROL INC.

Notes to Financial Statements

Fiscal Years Ending 2019 and 2020

1. ORGANIZATION AND PURPOSE

Centers For Age Control Inc. (the "Company"), is a corporation organized under the laws of the State of Wyoming.
The Company is based in Nevada.

The Company sells an app called the AgeMeter Functional Age Test to customers (healthcare practices, fitness centers, researchers). The Company receives revenue from the sale of the app and computer hardware and peripherals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Below is a summary of the Company's significant accounting policies applied in the preparation of the included financial statements:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis, using Generally Accepted Accounting Principles in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned, and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates using a 12 month fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the fiscal years ended December 31, 2021, the Company's cash was held in its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the organization of the Company and protection of intellectual property via trademark and patent applications.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.